EXHIBIT 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Years ended December 31,
	2003		2002		2001		2000		1999		1998
Income from continuing operations before minority interests, gain on sale of real estate and discontinued operations	$91,453		$66,709		$58,471		$35,013		$33,734		$26,895
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(494)		(38)		(33)		(2)		0		0
Distributions from unconsolidated investees	$839		$299		$584		$355		$84		$712
Income from unconsolidated investees	($802)		($154)		($837)		($364)		($341)		($737)

	$90,996		$66,816		$58,185		$35,002		$33,477		$26,870
Fixed Charges:
Interest (including financing amortization)	58,473		45,926		46,196		32,112		23,939		18,295
Interest capitalized	4,506		1,796		1,539		202		231		286

Fixed Charges	62,979		47,722		47,735		32,314		24,170		18,581

Net Income before Fixed Charges (excl. interest capitalized)	149,469		112,742		104,381		67,114		57,416		45,165
Divided by Fixed Charges	62,979		47,722		47,735		32,314		24,170		18,581

Ratio of Earnings to Fixed Charges	2.37	:1	2.36	:1	2.19	:1	2.08	:1	2.38	:1	2.43	:1